SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  05 October 2012

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Holding(s) in Company dated 25 September 2012
99.2	Holding(s) in Company dated 27 September 2012
99.3	Director/PDMR Shareholding dated 27 September 2012
99.4	Total Voting Rights dated 28 September 2012
99.5	Transaction in Own Shares dated 04 October 2012

Exhibit 99.1

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	√
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation:	Southeastern Asset Management Inc.
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction and date on which the threshold is crossed or reached:	21 September 2012
6. Date on which issuer notified:	25 September 2012
7. Threshold(s) that is/are crossed or reached:	Holding decreasing below 5%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares	14,690,816	14,690,816			13,578,027		4.66%
GB00B1WQCS47

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
N/A	N/A	N/A	N/A	N/A	Nominal	Delta
					N/A	N/A

Total (A+B+C)
Number of voting rights	Percentage of voting rights
13,578,027	4.66%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
N/A

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	NICOLETTE HENFREY DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone number:	01895 512 000

Exhibit 99.2

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	√
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation:	NOMURA INTERNATIONAL PLC 1 ANGEL LANE LONDON EC4R 3AB
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction and date on which the threshold is crossed or reached:	25 September 2012
6. Date on which issuer notified:	26 September 2012
7. Threshold(s) that is/are crossed or reached:	Below 5%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares		16,194,596		11,727,931		4.02%
GB00B1WQCS47

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
					Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
11,727,931	4.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Name of the Company/Fund	Number of Shares	% of issued share capital
NOMURA INTERNATIONAL PLC Direct	11,727,931	4.02%
Total Direct	11,727,931	4.02%
TOTAL	11,727,931	4.02%
Name of the Company/Fund	Number of Shares	% of issued share capital
NOMURA INTERNATIONAL PLC Direct	11,727,931	4.02%
Total Direct	11,727,931	4.02%
TOTAL	11,727,931	4.02%

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	NICOLETTE HENFREY DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone number:	01895 512 000

Exhibit 99.3

27 September 2012

INTERCONTINENTAL HOTELS GROUP PLC (the "Company")

Notification of transactions of directors, persons discharging managerial responsibility or connected persons

As announced on 28 September 2011, Tom Singer, Chief Financial Officer, was awarded conditional rights over 46,635 ordinary shares in the Company, to vest on the first anniversary of Mr Singer joining the Company. Accordingly, 22,336 shares (net of income tax and social security liabilities) were released for no consideration to Tom Singer on 27 September 2012.

---------------Ends--------------

Name of Contact for this RNS Announcement:

Nicolette Henfrey
Tel: 01895 512 000
Deputy Company Secretary & Head of Corporate Legal
InterContinental Hotels Group PLC

Exhibit 99.4

INTERCONTINENTAL HOTELS GROUP PLC
Transparency Directive Announcement

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental Hotels Group PLC would like to notify the market of the following:

As at 28 September 2012, InterContinental Hotels Group PLC's issued share capital consists of 291,664,726 ordinary shares of 13 29/47 pence each with voting rights.  The Company does not hold any shares in Treasury.  Therefore the total number of ordinary shares in the Company with voting rights is 291,664,726.

The above figure, 291,664,726, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA's Disclosure and Transparency Rules.

Nicolette Henfrey
Deputy Company Secretary & Head of Corporate Legal

28 September 2012

Exhibit 99.5

4 October 2012

InterContinental Hotels Group PLC (the "Company")
Transaction in Own Shares

The Company announces that it has today purchased for cancellation one of its ordinary shares at a price of 1,663.00 pence per share. Following this purchase, the Company has 291,664,725 ordinary shares in issue.

Nicolette Henfrey
Deputy Company Secretary and Head of Corporate Legal

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	05 October 2012